
03055183

The Secret's Out of the Bag!

2002 BIG LOTS, INC. ANNUAL REPORT

BIG LOTS

INC

Have you heard?

Shopping is fun again!


BIG LOTS!
BIG LOTS!

Today many Americans shop for deals at discount chains and closeout stores. Okay, but how much fun is that? Plenty if you've been to Big Lots. Our exciting brands and unbeatable bargains make Big Lots the nation's largest broadline closeout retailer. And the fun is catching on with consumers from every walk of life.


BIG LOTS!
BIG LOTS

Our secret? For decades, it's been our brand names, closeout prices, and crazy deals. Big Lots offers new merchandise every week and substantial savings over traditional discount retailers, on average 20 to 40 percent less. Our customers love our treasure-hunt atmosphere — the unexpected, once-in-a-lifetime deals we're known for. We also carry attractive, affordable furniture, home furnishings, seasonal merchandise, and hundreds of everyday items our customers want and need.

Saving money has always been one of America's favorite pastimes. That's why Big Lots is a destination store for millions of value-conscious consumers. Whether they're high-income bargain hunters or folks on a budget, *people have a ball at our stores.* And they're spreading the word that our exciting merchandise and unbelievable prices make shopping fun again.


BIG LOTS!

The secret's out!

Our customers are telling the world that they found it at Big Lots!


BIG LOTS
BIG LOTS

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

($ in thousands, except per share amounts)	02	01	00[a]	99	98	97	96	95[a]	94	93
Earnings Data										
Net sales	$ 3,868,550	$ 3,433,321	$ 3,277,088	$ 2,933,690	$ 2,550,668	$ 2,492,839	$ 2,241,940	$ 2,034,261	$ 1,821,200	$ 1,590,071
Net sales increase	12.7%	4.8%	11.7%	15.0%	2.3%	11.2%	10.2%	11.7%	14.5%	13.9%
Income from continuing operations *(b)*	$ 76,557	$ 30,169	$ 98,324	$ 92,666	$ 86,263	$ 120,321	$ 79,208	$ 100,634	$ 91,998	$ 76,683
Income from continuing operations increase (decrease) *(b)*	153.8%	(69.3)%	6.1%	7.4%	(28.3)%	51.9%	(21.3)%	9.4%	20.0%	61.0%
Income from continuing operations per share - diluted *(b)*	$ .66	$ .26	$ .87	$ .82	$ .76	$ 1.07	$ .73	$ 1.00	$ .93	$ .78
Income from continuing operations per share - diluted increase (decrease) *(b)*	153.8%	(70.1)%	6.1%	7.9%	(29.0)%	46.6%	(27.0)%	7.5%	19.2%	59.2%
Average diluted common shares outstanding	116,707	113,660	112,414	112,952	112,800	112,063	108,402	100,645	98,492	98,335
Gross profit - % of net sales *(b)*	42.2%	40.9%	42.3%	43.1%	42.2%	42.5%	42.3%	43.4%	44.2%	44.4%
Selling and administrative expenses - % of net sales *(b)*	38.4%	38.8%	36.6%	37.3%	36.0%	34.4%	36.0%	34.7%	35.2%	35.9%
Operating profit - % of net sales *(b)*	3.8%	2.0%	5.7%	5.8%	6.2%	8.1%	6.3%	8.8%	9.0%	8.5%
Interest expense - % of net sales	.5%	.6%	.7%	.6%	.6%	.7%	.7%	.9%	.6%	.5%
Income from continuing operations - % of net sales *(b)*	2.0%	.9%	3.0%	3.2%	3.4%	4.8%	3.5%	4.9%	5.1%	4.8%
Balance Sheet Data and Financial Ratios										
Total assets	$ 1,642,271	$ 1,460,793	$ 1,526,966	$ 1,862,028	$ 1,851,232	$ 1,571,233	$ 1,522,080	$ 1,052,075	$ 933,889	$ 836,411
Working capital	658,260	557,741	717,143	472,080	546,687	327,466	327,477	391,565	250,506	281,480
Inventories	776,210	705,293	744,945	735,926	689,865	565,742	627,520	571,605	449,223	414,763
Property and equipment - net	532,264	515,023	481,909	444,530	425,159	407,620	380,178	363,234	339,720	301,668
Long-term debt	204,000	204,000	268,000	50,000	285,000	104,310	143,757	121,435	44,941	53,869
Shareholders' equity	$ 1,026,181	$ 927,533	$ 927,812	$ 1,300,062	$ 1,181,902	$ 1,034,542	$ 934,114	$ 619,963	$ 532,115	$ 515,885
Current ratio	2.6	2.7	3.2	2.0	2.7	1.9	1.8	2.4	1.8	2.2
Inventory turnover *(c)*	2.9	2.7	2.6	2.3	2.3	2.5	2.2	2.3	2.4	2.3
Long-term debt to total capitalization	16.6%	18.0%	22.4%	3.7%	19.4%	9.2%	13.3%	16.4%	7.8%	9.5%
Return on assets - continuing operations *(b)*	4.7%	2.1%	6.4%	6.7%	6.6%	10.7%	7.0%	9.6%	9.9%	9.2%
Return on shareholders' equity - continuing operations *(b)*	7.5%	3.3%	10.6%	7.1%	7.3%	11.6%	8.5%	16.2%	17.3%	14.9%
Book value per share	$ 8.83	$ 8.11	$ 8.28	$ 11.71	$ 10.79	$ 9.60	$ 10.19	$ 8.30	$ 7.26	$ 7.10
Cash Flow Data										
EBITDA *(b)*	$ 228,161	$ 139,054	$ 247,756	$ 228,102	$ 210,939	$ 256,368	$ 192,502	$ 226,337	$ 206,759	$ 174,414
EBITDA increase (decrease) *(b)*	64.1%	(43.9)%	8.6%	8.1%	(17.7)%	33.2%	(14.9)%	9.5%	18.5%	41.3%
Depreciation and amortization	$ 81,509	$ 68,986	$ 62,290	$ 58,488	$ 53,737	$ 54,515	$ 51,273	$ 48,236	$ 42,477	$ 39,065
Capital expenditures	$ 102,057	$ 107,561	$ 114,847	$ 83,068	$ 82,813	$ 85,714	$ 55,775	$ 74,208	$ 82,372	$ 75,359
Store Data										
Number of stores	1,380	1,335	1,290	1,230	1,128	1,025	933	852	766	669
Gross square footage (000's)	37,882	35,528	33,595	31,896	29,015	26,623	24,253	22,633	20,383	17,609
Increase in square footage	6.6%	5.8%	5.3%	9.9%	9.0%	9.8%	7.2%	11.0%	15.8%	13.8%
Average gross square footage per store	27,451	26,613	26,043	25,932	25,723	25,974	25,995	26,565	26,610	26,321
Other Sales Data										
Comparable store sales increase (decrease)	7.7%	2.0%	3.7%	7.5%	(2.1)%	4.8%	3.3%	.6%	2.8%	1.1%
Average sales per store *(d)*	$ 2,850	$ 2,616	$ 2,555	$ 2,488	$ 2,369	$ 2,546	$ 2,512	$ 2,498	$ 2,538	$ 2,534
Sales per gross square foot *(d)*	$ 105	$ 99	$ 98	$ 96	$ 92	$ 98	$ 96	$ 94	$ 96	$ 96

(a) Fiscal years 2000 and 1995 are comprised of 53 weeks.

(b) Income from continuing operations, profitability ratios, and EBITDA are before extraordinary charges, cumulative effect of a change in accounting principle, and one-time charges (including non-cash 2001 fourth quarter charges).

(c) Inventory turnover calculated before non-cash 2001 fourth quarter charges.

(d) Excludes sales impact of 53rd week in 2000 and 1995.

COMPANY PROFILE

Big Lots is America's largest broadline closeout retailer. Our stores offer a unique shopping experience with brand-name products, everyday basics, and one-of-a-kind deals, all at closeout prices. We have a dedicated following of loyal customers and an uncompromising commitment to helping them save money.

On May 16, 2001, we announced our name change to Big Lots, Inc., and began converting all our stores to a single national brand. Our NYSE trading symbol became BLI, replacing our former symbol CNS (Consolidated Stores Corporation). The conversion of all our stores to the Big Lots brand was completed in August 2002.

As of February 1, 2003, we operated 1,331 closeout stores in 45 states under the name Big Lots. Additionally, we had 49 freestanding Big Lots Furniture stores, and 687 of our closeout stores contained furniture departments. We also operate a Wholesale Division and an online business-to-business Web site. Our stores are serviced by four distribution centers across the country. Construction of a fifth distribution center in Durant, Oklahoma, is under way and is scheduled to open in early 2004.

Headquartered in Columbus, Ohio, Big Lots is a Fortune 500 company with annual revenues exceeding $3.8 billion. We employ over 40,000 associates in our stores, distribution centers, and offices.

Since opening our first closeout store in 1982, we have continued to offer brand-name closeout merchandise priced 20 to 40 percent below most discount retailers, and up to 70 percent below traditional retailers. Through excellent relationships with manufacturers, high-volume purchases, and strict expense control, we pass tremendous savings on to our customers.


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
$1,590
$1,821
$2,034
$2,242
$2,493
$2,551
$2,934
$3,277
$3,433
$3,869
93 94 95 96 97 98 99 00 01 02
BIG LOTS
Sales $ in millions


1,400
1,200
1,000
800
600
400
200
669
766
852
933
1,025
1,128
1,230
1,290
1,335
1,380
93 94 95 96 97 98 99 00 01 02
BIG LOTS
Number of Stores


1.2
1.0
0.8
0.6
0.4
0.2
$.78
$.93
$1.00
$.73
$1.07
$.76
$.82
$.87
$.26
$.66
93 94 95 96 97 98 99 00 01 02
BIG LOTS
Income Per Share(1)

(1) Income from continuing operations before extraordinary charges, cumulative effect of a change in accounting principle, and one-time charges (including non-cash 2001 fourth quarter charges).

To Our Shareholders:

We are pleased to report that the strategies we put into place in 2001 led to significant improvements in company results in 2002. Our performance was especially gratifying in that it came during a tough time for the retail sector and the economy in general.

The end of 2002 marked considerable improvement in our financial performance. Earnings per share grew 154 percent to 66 cents. Sales revenue was up 12.7 percent, fueled by a 7.7 percent comparable store sales increase. We nearly doubled our operating profit margin, growing it to 3.8 percent of sales compared with 2 percent in 2001. We substantially improved cash flow and reduced our net debt by $126 million.

Our solid finish in 2002 capped a two-year period during which we embarked on a number of key initiatives to position Big Lots for improved results and long-term growth. Thanks to the enormous energy of our more than 40,000 associates, we completed our conversion to a single national brand 18 months ahead of schedule. We made continued improvements in our stores, service, merchandising, and supply chain. And we greatly enhanced our marketing and creative presentation.

The number of people who regularly shop our stores is the best evidence of what we're accomplishing. In fact, we view customer counts as the single most important indicator in our business and the key to sustainable future growth. Prior to 2001, customer counts had declined for four straight years. In response to our strategies, customer counts grew during 2001 and were up 3 percent during 2002. The result: We enter 2003 with a strong and growing customer base.

We are fortunate to have one of the best competitive advantages any retailer can have: price. In shopping comparisons, we outperform traditional discount retailers by 20 to 40 percent. In exit surveys, our customers say their savings are even more dramatic — between 30 and 50 percent. Both new and seasoned Big Lots shoppers know we are accomplishing our mission of being the best at saving them money.

The other factor which truly differentiates us is the entertainment value customers get from closeout shopping. When customers walk into Big Lots, they never know what incredible deals they might find. One week it could be floor tile or toothpaste, the next week slot machines or designer leather jackets. Our exciting merchandise creates a high level of enthusiasm and passion among our customers. Surveys conducted by The Gallup Organization show we have one of the highest levels of

The secret of Big Lots definitely got out in 2002.

customer passion of any retailer they've measured. We have placed our customers at the heart of our business. We measure their perceptions regularly and use them as a factor for store manager incentive pay opportunities.

What's truly exciting is we've only begun to scratch the surface in terms of the potential of our brand. While we are a national retailer with nearly 1,400 stores, our brand awareness is still quite low. During 2003, we will launch a national television advertising campaign to communicate our branded deals and great prices. We believe this will result in further expansion of our customer base.

We look forward to dramatically increasing public awareness of the Big Lots brand during 2003. The national television campaign will feature our award-winning commercials highlighting the closeout moment — the excitement and thrill of the Big Lots shopping experience. This strategy will enable stores in all of our markets to benefit from television exposure.

Our primary objectives are to continue to increase our customer counts, same store sales, and sales per square foot. Going forward, we are focusing our merchandise mix on areas we can dominate: consumables, seasonal, and home. We will continue to expand these categories in new, exciting ways with high-turn merchandise that attracts customers and generates greater productivity in our stores.

We're confident Big Lots is on solid ground. We have the right products, unbeatable pricing, and a broad-based commitment to



our customers. Our combination of low prices and high gross margins gives us the opportunity to achieve high levels of operating profit in the future.

The secret of Big Lots definitely got out in 2002. The solid execution of our strategic initiatives has opened the doors of closeout shopping to a mass audience. Whether they're hunting for deals or stretching a dollar, our customers all love to save money. And they've made it clear they value and desire our unique combination of brand names, closeout prices, and exciting merchandise.

We believe Big Lots is well-positioned to realize our vision as the World's Best Bargain Place. And we'll achieve that goal the same way we do everything else: with quality, passion, and an unshakable commitment to our customers and our long-term success. Thank you for your ongoing investment and confidence.

Sincerely,

Michael J. Potter
Chairman
Chief Executive Officer
President

Albert J. Bell
Vice Chairman
Chief Administrative Officer

Big Lots is a family affair for us.



We all have our favorite departments. My husband, Luke, usually picks up the after-school snacks, Brandon likes the toys, and I head for the housewares. We've always shopped at Big Lots. In fact, I bought all of our party goods for our wedding reception there — streamers, tableware, napkins, candles, silk flowers — I even found little bottles of bubbles to use instead of rice. We're just very practical people. We don't roll pennies. But we have to be smart about how we spend our money, especially now. Our wallets shrank considerably when Luke was downsized from a high-paying job. But it was also a very routine job. So he decided to use the opportunity to follow his passion and start an entertainment business for special events. He does juggling, ball spinning, balloon animals, magic, fire torches — and he buys his lamp oil for the torches at Big Lots. Like he says, you don't have to be crazy to live here, but it helps! We just have more fun with our money when we know we're getting a good deal, and *Big Lots takes the anxiety out of shopping.* I think as a family, we strive to keep a healthy perspective about material things. And we try to pass that value on to Brandon — that it's not about how much you make. It's about treating your family, your creativity, and your money with respect.


BIG LOTS
BIG LOTS



Melva Molina Kareklas
Administrative Assistant


EVERYDAY PEOPLE


DISCOUNT DARLING

My old bedroom suite was really old.



My mom had it since she was about 10, and I tried very hard to keep it nice. But it didn't have enough drawers for all my stuff, and I was trying to be more organized. My parents took the old furniture out and sold it for about forty dollars, maybe sixty.



For a little while, I didn't have any furniture. Then one day my mom and dad totally surprised me and said we were going to Big Lots to get furniture for my room. The first time I saw it, I was so excited. They were going back and forth about which pieces we should get, then they said, *Let's get all of it!* I know it must have been a good price because my mom always looks for the bargains. Now I have a place to put everything — my blankets go in the blanket chest. I keep my socks and p.j.'s in the tall chest. I put my shirts, makeup, and artwork in the dresser and my schoolwork in the armoire. My room is even fun to clean now because I have drawers for everything. But the best part is that this is my own little place to be when I need to get away from my four brothers. The next thing I want is a horse.

Moriah Epling
5th Grader





My wife says I spend more time with this thing than I do with her.

Some weekends that's probably true. It's called Captain Don's Bait System. I really didn't know much about it until I came across one at Big Lots. I go there about once a week to check out the guy stuff — tools, sporting goods, things like that. I fish a lot, and sometimes they have great deals on lures and tackle. I saw this live bait system and started reading the brochure. It's a contraption that coastal fishermen have used for years to catch crayfish and other bait. It usually sells for about ninety bucks. Big Lots had them for $9.99. *I guess you could say I was hooked.* I took it home, baited it up with bread, and put it in the river. In the morning, I had live minnows. Sometimes you catch a turtle or two, or a bluegill. I guess in a way, the whole thing is kind of like Big Lots. You just never know what you're going to find, and that's fun.



Dr. Charles Hall
Psychologist





TREASURE HUNTER



DECORATING DIVA

My girlfriend and I call it *Lotting.*



We've always loved going to Big Lots for this and that. But two years ago, I got this house. I'd never taken on the project of decorating a whole house. I needed a lot, so I headed for Big Lots. This is what I call my first decorative corner, my Oriental corner. I found this mirror and these gorgeous frames for my silk prints. *Actually just about everything in this house came from Big Lots* — the telephone stand, the oak table lamp, this bistro table and chairs, my velvet-covered chair and footstool, and my tapestry pillows and rugs. I must have thirty rugs in this house, and I got them all at Big Lots. But the thing I love the most is my country bedroom. I walked past this bedroom suite twice and thought, *Oh Carol, this is a big purchase.* Then I decided to get it anyway. The whole thing only came to about seven hundred bucks — that's the dresser, mirror, headboard, nightstand, armoire, even the mattress and frame. There's so much I still want to do. I call the attic the last frontier, and I've already got my eye on some office furniture. If I don't stop thinking about Big Lots, I'm going to have to get therapy! Even though I'm 55 years old, I'm a kid at heart. And I'm just having a ball at Big Lots.



Carol Stevenson
Businesswoman





THRILL SEEKER

I got hooked on Big Lots about 10 years ago.



I like unusual things, and I found some ceramic vases that caught my eye. But ever since we got this restaurant, I've realized how much we can save on everything. We started out as a silent partner in the business, but I've become the cleaner, decorator, and gofer shopper. Every couple of months we have a cleaning party, and I buy all



my brand-name supplies at Big Lots — scrub brushes, detergent, window cleaner — you name it. I always pick up plasticware or big stainless bowls and serving platters. I also like to browse through the gourmet foods — that's where I found my decorative jars of lemons and olives. But the glassware is still my favorite. One day the bartender said we needed some decorations for the top shelf. So I found five different vases and marbles for about $30. At the restaurant or at home, I've learned that mixing is the secret. I collect antiques, and I have pieces from Big Lots right beside rare European pottery. My sister likes to tease me by pointing to the stuff from Big Lots and saying, *Ooh, where'd you find that?* Nobody would ever know unless I told them. That's what makes it so entertaining. Just the thrill of finding something really great for so much less. *You feel like you're beating other people out.* And that always puts a smile on my face.



Lori Iacovetta
Co-owner, Braddock's Restaurant

It was my 71st birthday.



My wife, Kay, and I were headed on a road trip with our best friends, Steve and Dawn Tilson. As we drove along, Steve asked me what I wanted to do, so I told him *I wanted to visit five Big Lots stores.* Everyone grinned. Then Steve said . . . *Seriously, what do you want to do?* The ladies believed me. But he looked as if he wanted the ground to open and swallow him whole. By the time we got to the third Big Lots, it started sinking in, and he stuck with it. We hit five stores in a 100-mile area. Each one was a little different. Kay and Dawn started by going down every aisle. Steve headed for the tapes and CDs. I started at the food aisle. This wasn't our first trip to Big Lots with the Tilsons, but it was our first daylong trip. Kay and I have shopped there for years. We always find so many unusual, fun things. We also go there for our everyday things like pet food and toys for our cockatoos. And the specialty foods are great. One time when we got back from England, we were short on a gift. So we went to Big Lots and picked up some English teas. That's probably one of those little secrets you don't want to blow your cover on. But it's always an adventure. We often meet the Tilsons for dinner, and afterwards we mill around a nearby Big Lots. I don't think Steve will ever let me decide again what we do for an entire day. But I'm already planning our next big trip. I think we'll get an earlier start this time.



Glenn Rothman
Professor Emeritus, Fine Arts


BIG

DAY-TRIPPER


FIRST-TIMER

Last year's decorations were, well, kind of hideous.

I convinced everyone that we needed to be a little more creative, so they gave us $100 to spruce things up. I'm a bargain shopper, but I had no idea where we'd get a tree and decorations for that amount. Then Teesia, one of my co-workers, brought in a Big Lots ad. I'd never been there, but they had artificial trees for $18.99, so we were on our way. The second I saw a 15-loop fabric bow for $2.50, *I knew we'd discovered gold.* We bought every bow they had. We found garland for the doors for $1.99. Lights, ornaments, stockings — everything Teesia picked out, I'd say, *Throw it in the cart!* Later she told me I was like a 2-year-old running through the aisles. But the tree skirt is the best story — a fabric skirt with stitched detail for $12. I saw the same one someplace else for almost $40! Everybody's looking for a bargain, and it's fun to find out afterwards how much we saved. We filled our cart for $85. And we've gotten more compliments on this stuff. The reindeer antlers that play *Jingle Bells* are my favorite. A lot of people are nervous about going to the dentist, so we wore them to bring out a few smiles. And what could be better than a great smile?





Cathy Barcus
Dental Assistant

Store Locations

With the exception of 54 owned store sites, all stores are leased. Store leases generally provide for fixed monthly rental payments plus the payment, in most cases, of real estate taxes, utilities, insurance, and common area maintenance. In some locations, the leases provide formulas requiring the payment of a percentage of sales as additional rent. Such payments are generally only required when sales reach a specified level. The typical lease is for an initial term of five years with multiple five-year renewal options. The following table sets forth store location information as of February 1, 2003.

NUMBER OF STORES OPEN

State	Stores	State	Stores
Alabama	33	Montana	1
Arizona	27	Nebraska	4
Arkansas	11	Nevada	9
California	187	New Hampshire	6
Colorado	16	New Jersey	6
Connecticut	6	New Mexico	11
Delaware	2	New York	36
Florida	106	North Carolina	55
Georgia	62	North Dakota	3
Idaho	4	Ohio	130
Illinois	41	Oklahoma	19
Indiana	53	Oregon	10
Iowa	9	Pennsylvania	50
Kansas	10	South Carolina	26
Kentucky	42	Tennessee	46
Louisiana	24	Texas	103
Maine	3	Utah	9
Maryland	11	Virginia	42
Massachusetts	11	Washington	16
Michigan	49	West Virginia	24
Minnesota	6	Wisconsin	16
Mississippi	14	Wyoming	2
Missouri	29		

TOTAL STORES	1,380
NUMBER OF STATES	45

Financial Information

TABLE OF CONTENTS

Selected Financial Data

The statement of operations data and the balance sheet data have been derived from the Company's Consolidated Financial Statements and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

	Fiscal Year Ended (a)				
	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001 (b)	Jan. 29, 2000	Jan. 30, 1999
(In thousands)					
Net sales	$ 3,868,550	$ 3,433,321	$ 3,277,088	$ 2,933,690	$ 2,550,668
Cost of sales	2,236,633	2,092,183	1,891,345	1,668,623	1,474,767
Gross profit	1,631,917	1,341,138	1,385,743	1,265,067	1,075,901
Selling and administrative expenses	1,485,265	1,368,397	1,200,277	1,095,453	918,699
Operating profit (loss)	146,652	(27,259)	185,466	169,614	157,202
Interest expense	20,111	20,202	22,947	16,447	15,795
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	126,541	(47,461)	162,519	153,167	141,407
Income tax expense (benefit)	49,984	(18,747)	64,195	60,501	55,144
Income (loss) from continuing operations before cumulative effect of accounting change	76,557	(28,714)	98,324	92,666	86,263
Discontinued operations		8,480	(478,976)	3,444	23,155
Cumulative effect of accounting change					(12,649)
Net income (loss)	$ 76,557	$ (20,234)	$ (380,652)	$ 96,110	$ 96,769

(a) References throughout this document to fiscal 2002, fiscal 2001, and fiscal 2000 refer to the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, respectively.

(b) Fiscal 2000 is comprised of 53 weeks.

Selected Financial Data

(In thousands, except per share amounts and store counts)	Fiscal Year Ended (a) Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001 (b)	Jan. 29, 2000	Jan. 30, 1999
Income (loss) per common share-basic:					
Continuing operations	$ .66	$ (.25)	$ .88	$ .84	$ .79
Discontinued operations		.07	(4.30)	.03	.21
Cumulative effect of accounting change					(.11)
	$ .66	$ (.18)	$ (3.42)	$ .87	$ .89
Income (loss) per common share-diluted:					
Continuing operations	$ .66	$ (.25)	$ .87	$ .82	$ .76
Discontinued operations		.07	(4.26)	.03	.21
Cumulative effect of accounting change					(.11)
	$ .66	$ (.18)	$ (3.39)	$ .85	$ .86
Weighted-average common shares outstanding:					
Basic	115,865	113,660	111,432	110,360	109,199
Diluted	116,707	113,660	112,414	112,952	112,800
Balance Sheet Data:					
Total assets	$ 1,642,271	$ 1,460,793	$ 1,526,966	$ 1,862,028	$ 1,851,232
Working capital	658,260	557,741	717,143	472,080	546,687
Long-term obligations	204,000	204,000	268,000	50,000	285,000
Shareholders' equity	$ 1,026,181	$ 927,533	$ 927,812	$ 1,300,062	$ 1,181,902
Store Data:					
Gross square footage	37,882	35,528	33,595	31,896	29,015
New stores opened	87	78	83	124	137
Stores closed	42	33	23	22	34
Stores open at end of year	1,380	1,335	1,290	1,230	1,128

(a) References throughout this document to fiscal 2002, fiscal 2001, and fiscal 2000 refer to the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, respectively.

(b) Fiscal 2000 is comprised of 53 weeks.

Management's Discussion and Analysis

CAUTIONARY STATEMENT FOR PURPOSES OF "SAFE HARBOR" PROVISIONS OF THE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company wishes to take advantage of the "safe harbor" provisions of the Act.

This report, as well as other verbal or written statements or reports made by or on the behalf of the Company, may contain or may incorporate material by reference which includes forward-looking statements within the meaning of the Act. Statements, other than those based on historical facts, which address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other similar matters are forward-looking statements, which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. The words "believe," "anticipate," "project," "plan," "expect," "estimate," "objective," "forecast," "goal," "intend," "will likely result," or "will continue" and similar expressions generally identify forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business, actual events and results may materially differ from anticipated results described in such statement.

The Company's ability to achieve such results is subject to certain risks and uncertainties, any one, or a combination, of which could materially affect the results of the Company's operations. These factors include: sourcing and purchasing merchandise; the cost of the merchandise; economic and weather conditions which affect buying patterns of the Company's customers; changes in consumer spending and consumer debt levels; inflation; the Company's ability to anticipate buying patterns and implement appropriate inventory strategies; continued availability of capital and financing; competitive pressures and pricing pressures; the Company's ability to comply with the terms of its credit facilities (or obtain waivers for non-compliance); interest rate fluctuations; transportation and distribution delays or interruptions, including, but not limited to, the impact of the recent management lockout of the West Coast dockworkers and any ongoing work slowdown on the economy and on the Company's ability to receive inventory; fuel price fluctuations; interruptions in suppliers' businesses; costs and potential problems and interruptions associated with implementation of new or upgraded systems and technology; a deterioration in general economic conditions caused by acts of war or terrorism; delays associated with constructing, opening and operating new stores; and other risks described from time to time in the Company's filings with the Securities and Exchange Commission, in its press releases, and in other communications.

Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by the Company will be realized or that they will have the expected effects on the Company or its business or operations.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events. Readers are advised, however, to consult any further disclosures the Company may make on related subjects in its Forms 10-Q, 8-K and 10-K filed with the Securities and Exchange Commission.

Management's Discussion and Analysis

OVERVIEW

The discussion and analysis presented below should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere in this report.

Business Operations

The Company is the nation's largest broadline closeout retailer. At February 1, 2003, the Company operated a total of 1,380 stores under the names BIG LOTS and BIG LOTS FURNITURE. The Company's goal is to build upon its leadership position in broadline closeout retailing, a growing segment of the retailing industry, by expanding its market presence in both existing and new markets. The Company believes that the combination of its strengths make it a low-cost value retailer well-positioned for future growth.

Wholesale operations are conducted through BIG LOTS WHOLESALE, CONSOLIDATED INTERNATIONAL, WISCONSIN TOY, and with online purchasing at www.biglotswholesale.com.

The following table compares components of the Consolidated Statements of Operations of the Company as a percentage of net sales. Results for fiscal 2001 include the impact of a $50.4 million (after-tax) non-cash charge (see Non-Cash 2001 Fourth Quarter Charge in the Notes to the Consolidated Financial Statements).

		Fiscal Year	
	2002	**2001**	**2000**
Net sales	100.0%	100.0%	100.0%
Gross profit	42.2	39.1	42.3
Selling and administrative expenses	38.4	39.9	36.6
Operating profit (loss)	3.8	(.8)	5.7
Interest expense	.5	.6	.7
Income (loss) from continuing operations before income taxes	3.3	(1.4)	5.0
Income tax expense (benefit)	1.3	(.6)	2.0
Income (loss) from continuing operations	2.0	(.8)	3.0
Discontinued operations	-	.2	(14.6)
Net income (loss)	2.0%	(.6)%	(11.6)%

The Company has historically experienced, and expects to continue to experience, seasonal fluctuations, with a significant percentage of its net sales and operating profit being realized in the fourth fiscal quarter. In addition, the Company's quarterly results can be affected by the timing of store openings and closings, the amount of net sales contributed by new and existing stores, as well as the timing of remodels, television and circular advertising, and the timing of certain holidays. Furthermore, in anticipation of increased sales activity during the fourth quarter, the Company purchases substantial amounts of inventory during the third quarter and hires a significant number of temporary employees to increase store staffing during the fourth quarter.

Name Change and Reincorporation

On May 16, 2001, the Company announced its name change to Big Lots, Inc., and its ticker symbol to NYSE: BLI. The name change was approved at the Annual Meeting of Shareholders on May 15, 2001. Also approved was a proposal to change the Company's state of incorporation from Delaware to Ohio. This change was affected by merging Consolidated Stores Corporation, a Delaware corporation ("Consolidated (Delaware)"), with and into the Company (the "Merger").

OVERVIEW *(Continued)*

At the effective time of the Merger, the separate corporate existence of Consolidated (Delaware) ceased, and the Company succeeded to all business, properties, assets, and liabilities of Consolidated (Delaware). The shares of common stock of Consolidated (Delaware) issued and outstanding immediately prior to the effective time of the Merger were, by virtue of the Merger, converted into an equal number of shares of fully paid and non-assessable common shares of the Company.

In connection with the Company's name change to Big Lots, Inc., 434 stores in total have been converted, including 380 stores previously operating under the names of Odd Lots, Mac Frugal's, and Pic 'N' Save, and 54 existing Big Lots stores located in conversion markets. As of the end of fiscal 2002, all of the Company's 1,380 stores were under the Big Lots name. In connection with this process, the Company made certain improvements to the converted sites. The improvements made varied by location and included, among other things, painting, lighting retrofits, new signage (interior and exterior), new flooring, and updated restrooms. The Company believes that Big Lots is its most recognizable brand name and that this change offers numerous opportunities to increase brand awareness among customers, suppliers, investors, and the general public. The Company believes the change will also allow it to leverage future television advertising and other expenses.

On August 22, 2001, the Company announced that its Board of Directors had unanimously voted to redeem the preferred stock rights issued under the Company's Rights Agreement, sometimes referred to as a "poison pill." The redemption was a direct result of the Company's redomestication into Ohio, as approved by its shareholders at the Company's 2001 Annual Meeting of Shareholders. At the 2000 Annual Meeting of Shareholders, a non-binding shareholder proposal passed seeking the termination of the Company's Rights Agreement. The Board of Directors believed that the statutory protections offered by the Company's new state of incorporation provided adequate safeguards to permit the Board of Directors and the Company's shareholders to fully and fairly evaluate any takeover offer, whether coercive or not. Accordingly, the Board of Directors found it to be in the best interest of the Company and its shareholders to redeem the preferred stock rights issued under the Rights Agreement.

Sale of Division

On June 27, 2000, the Company announced its decision to separate the toy and closeout businesses by divesting the Company's KB Toy Division. The Consolidated Financial Statements and related Notes have been reclassified for all applicable periods presented to reflect the toy segment as a discontinued operation.

On December 7, 2000, the Company closed the sale of its KB Toy Division to an affiliate of Bain Capital, Inc. In connection with the sale, the Company recorded an after-tax loss of $479.0 million consisting of a $48.2 million after-tax loss from operations and a $430.8 million after-tax loss on the disposal of the KB Toy Division. Proceeds from the sale were used primarily to pay down existing borrowings under the Company's senior unsecured revolving credit facility ("Prior Revolver").

The buyer purchased the business in conjunction with KB Toy's management, who were retained to lead the KB Toy business. Gross proceeds totaled approximately $305 million, consisting primarily of $258 million in cash, a note with a face amount of $45 million, and a warrant to acquire common stock of the buyer's parent. The note receivable matures on December 7, 2010, and bears interest at a rate of 8%. As of February 1, 2003, the note receivable from KB and the related common stock warrant were recorded as other long-term assets on the balance sheet. The interest is payable in annual installments paid by issuing additional notes with substantially identical terms as the original note. At the time of the sale (the fourth quarter of fiscal 2000), the Company evaluated the fair value of the note received as consideration in the transaction and recorded the note at its then fair value of $13 million. The fair value of the note was established based on several factors including fair market value determinations obtained from independent financial advisors at the time of the sale, the Company's knowledge of the underlying KB Toy business and industry, and the risks inherent in receiving no cash payments until the note matures in 2010. As of fiscal 2002, the Company recorded the interest earned and accretion of the discount utilizing the effective interest rate method and provided a full valuation reserve against such amounts as a result of its evaluation as to the recoverability of the carrying value of the notes. As of February 1, 2003, and February 2, 2002, the aggregate carrying value of these notes was $16 million.

The warrant provides that the Company is entitled to purchase up to 2.5% of the common stock of the buyer's parent for a stated per share price. The stock can be purchased any time prior to December 7, 2005. The note and warrant are being accounted for on the cost basis.

The Company has, as part of the sale agreement, retained the responsibility for certain KB insurance claims incurred through the date of closing of the sale (December 7, 2000). During the fourth quarter of 2001, the Company determined that the estimate for the related insurance reserves exceeded the expected liability. Accordingly, a portion of the insurance reserves established in connection with the sale of the KB Toy Division were adjusted and recorded as income from discontinued operations on the Company's Consolidated Statement of Operations. This adjustment resulted in $8.5 million of after-tax income from discontinued operations in the fourth quarter of 2001.

Non-Cash 2001 Fourth Quarter Charge

In the fourth quarter of fiscal 2001, the Company recorded a non-cash charge of $50.4 million (after-tax), or $0.44 per diluted share. The charge represented: a) costs to modify the Company's product assortment and exit certain merchandise categories ($6.1 million after-tax), b) adjustments to the estimated capitalized freight costs related to inbound imported inventories in response to better systems and information ($15.0 million after-tax), c) adjustments to inventory-related costs that were identified as a result of the completion of a significant multi-year conversion to a detailed stock keeping unit-level ("SKU") inventory management system ($16.7 million after-tax), and d) changes in estimates and estimating methodology related to insurance reserves ($12.6 million after-tax). These charges are included in the Company's fiscal 2001 fourth quarter financial statements.

A critical element of the Company's overall business strategy has been a multi-year initiative to improve its information systems, a major phase of which was completed in fiscal 2001. The new systems have given the Company the ability to track and manage inventories at the SKU level with improved visibility and data. The new systems have also provided better information on inventory balances and have given management the ability to assess profitability and financial returns down to the SKU level.

Based on an analysis of SKU-level information, the Company decided to modify its product assortment and exit certain categories of merchandise. This decision allowed the Company to expand its consumables and home categories, both of which management believes have superior financial returns. The markdowns associated with these discontinued products, all of which were taken during the fourth quarter of fiscal 2001, accounted for approximately $6.1 million (after-tax) of the charge described above. The Company believes this action will result in a more productive assortment and a greater emphasis on the everyday consumable items that help drive repeat store traffic.

The second component of the charge related to the estimated capitalized import freight costs which were incurred in connection with inbound inventories sourced from outside the United States. New information systems have improved the Company's ability to manage merchandise flow and freight costs. These improved systems have also provided better information and tools for determining the proper amount of capitalized import freight costs to be recorded on the balance sheet. Accordingly, based on this new information, the Company has revised its estimates and methodology, resulting in a $15.0 million (after-tax) charge.

The third component of the charge pertained to inventory-related costs that had not been allocated to the cost of merchandise in the Company's detailed inventory stock ledger and, accordingly, were not being fully allocated to cost of goods sold.

OVERVIEW *(Concluded)*

The Company identified this issue in the fourth quarter of fiscal 2001 as a result of the conversion to the new SKU-based systems, resulting in a $16.7 million (after-tax) charge.

The fourth and final component of the charge related to insurance reserves. At the end of fiscal 2001, the Company analyzed its insurance reserve accounts and implemented a new methodology that provided better actuarial estimates of future claims. This new methodology, combined with an upward trend in fiscal 2001 claims, resulted in a $12.6 million (after-tax) charge to increase the Company's insurance reserves. This charge consisted of two elements: the first related to the adjustment of reserves established in connection with the sale of the KB Toy Division, which resulted in $8.5 million (after-tax) income from discontinued operations, and the second element of the charge was $21.1 million (after-tax) to increase reserves related to continuing operations.

FISCAL 2002 COMPARED TO FISCAL 2001

Net Sales

Net sales increased to $3,868.5 million for fiscal 2002 from $3,433.3 million for fiscal 2001, an increase of $435.2 million, or 12.7%. This increase resulted primarily from a comparable stores sales increase of 7.7%, with the remaining 5.0% growth driven primarily by sales from 87 new stores, offset in part by the closing of 42 stores. The Company attributes its comparable store sales increase of 7.7% to an increase in the dollar value of the average transaction of 4.9% and an increase in the number of customer transactions of 2.8%.

Comparable store sales are calculated using all stores that have been open for at least two years as of the beginning of the fiscal year.

The Company believes the increase in the number of customer transactions and the increase in the dollar value of the average transaction for fiscal 2002 may have resulted from several factors such as more reliable in-stock levels of consumables products, more productive advertising circulars, increased television advertising spending, the successful re-grand opening of 434 conversion stores since March 2001, and the introduction of furniture departments in 128 stores over the prior year. In terms of product categories, sales growth was broad based with positive comparable store sales increases across most major categories and strong gains in domestics, furniture, hardlines, consumables, toys, and home décor.

The Company believes that future sales growth is dependent upon the increased number of customer transactions as well as increases in the dollar value of the average transaction. The following table summarizes comparable store sales as well as growth in customer transactions and in the value of the average transaction:

	Fiscal Year Ended	
	February 1, 2003	February 2, 2002
Comparable store sales	7.7%	2.0%
Customer transactions	2.8%	.3%
Value of the average transaction	4.9%	1.7%

FISCAL 2002 COMPARED TO FISCAL 2001 *(Concluded)*

Gross Profit

Gross profit increased $290.8 million, or 21.7%, in fiscal 2002 to $1,631.9 million from $1,341.1 million in fiscal 2001. Gross profit as a percentage of net sales was 42.2% in fiscal 2002 compared to 39.1% in the previous year. Of the 310 basis point improvement in the gross profit percentage, 180 basis points were due to prior year's results having been impacted by a non-cash fourth quarter charge of $37.8 million after-tax ($62.4 million before tax). This charge represented the cost to modify the Company's product assortment and exit certain categories, adjustments to the estimated capitalized import freight balances, and inventory-related costs that were identified as a result of the completion of a significant multi-year conversion to a detailed SKU-level inventory management system. The remaining 130 basis points of increase in the gross profit percentage was primarily due to improvements in initial markup due to opportunistic buying conditions across most merchandise categories, partially offset by promotional markdowns taken to clear seasonal inventory such as Christmas decorative merchandise.

Selling and Administrative Expenses

Selling and administrative expenses increased $116.9 million in fiscal 2002 to $1,485.3 million from $1,368.4 million in fiscal 2001. As a percentage of net sales, selling and administrative expenses decreased to 38.4% in fiscal 2002 from 39.9% in fiscal 2001. Of the 150 basis point improvement in the selling and administrative expense rate, 110 basis points were due to prior year's results having been impacted by a $21.1 million after-tax ($34.9 million before tax) non-cash fourth quarter charge resulting from a change in estimate relating to insurance reserves. The remaining 40 basis points of rate improvement in fiscal 2002 was primarily due to improving productivity in distribution, transportation, and store payroll, partially offset by the negative impact of increased insurance costs, as well as accelerating comparable sales on an expense base of which a large portion is fixed.

The $116.9 million increase in selling and administrative spending was driven primarily by an increase in the number of stores, additional variable costs associated with the higher levels of sales (primarily store payroll, incentive compensation, distribution and transportation costs), investment in strategic repositioning initiatives, and insurance expense.

Warehousing and distribution costs, which are included in Selling and Administrative Expenses (see Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements), decreased as a percentage of sales 60 basis points when compared to fiscal 2001. The reduction in warehousing and distribution costs as a percentage of sales is primarily due to productivity improvements and the leveraging of costs over a higher sales base.

Interest Expense

Interest expense, including the amortization of debt issuance costs, was $20.1 million for fiscal 2002 compared to $20.2 million for fiscal 2001. As a percentage of net sales, interest expense for the year declined slightly compared to fiscal 2001.

The fiscal 2002 interest primarily relates to the Company's senior notes and the amortization of debt issuance costs. The decrease in interest expense over fiscal 2001 is primarily due to lower average borrowings under the Company's senior revolving credit agreement ("Revolving Credit Agreement"). This decrease was partially offset by fiscal 2001 expense being favorably impacted in the first and second quarters by the capitalization of $2.4 million of interest related to the Tremont, Pennsylvania distribution center. Additionally, the senior notes, which carry a higher interest rate than the variable-priced Revolving Credit Agreement, were not in place until the second quarter of fiscal 2001.

Income Taxes

The effective tax rate of the Company was 39.5% in both fiscal 2002 and 2001.

Management's Discussion and Analysis

FISCAL 2001 COMPARED TO FISCAL 2000

Net Sales

Net sales increased to $3,433.3 million for fiscal 2001 from $3,277.1 million for fiscal 2000, an increase of $156.2 million, or 4.8%. This increase was attributable to sales from 78 new stores, offset in part by the closing of 33 stores, and a comparable store sales increase of 2.0%. Customer transactions increased 0.3% and the value of the average basket increased 1.7%.

Comparable store sales are calculated using all stores that have been open for at least two years as of the beginning of the fiscal year.

The Company believes the increase in the number of customer transactions and the increase in the dollar value of the average transaction for fiscal 2001 may have resulted from several factors such as increased television advertising which raised the Company's total television coverage from 30% of net sales to 52% of net sales, the successful re-grand opening of 205 conversion stores, and the introduction of furniture departments in 148 stores over the prior year. In terms of product categories, furniture, home décor, seasonal, and consumables drove sales growth with positive comparable store sales increases.

The Company believes that future sales growth is dependent upon the increased number of customer transactions as well as increases in the dollar value of the average transaction. The following table summarizes comparable store sales as well as growth in customer transactions and in the value of the average transaction:

	Fiscal Year Ended	
	February 2, 2002	February 3, 2001
Comparable store sales	2.0%	3.7%
Customer transactions	.3%	(2.1%)
Value of the average transaction	1.7%	5.8%

Gross Profit

Gross profit decreased $44.6 million, or 3.2%, in fiscal 2001 to $1,341.1 million from $1,385.7 million in fiscal 2000. Gross profit as a percentage of net sales was 39.1% in fiscal 2001 compared to 42.3% in the previous year. The decline in gross profit as a percentage of net sales was primarily due to a non-cash fourth quarter charge of $37.8 million after-tax ($62.4 million before tax). This charge represented the cost to modify the Company's product assortment and exit certain categories, adjustments to the estimated capitalized import freight balances, and inventory-related costs that were identified as a result of the completion of a significant multi-year conversion to a detailed SKU-level inventory management system. The remaining decline in gross profit percentage was primarily due to aggressive markdowns and promotions taken to sell through seasonal merchandise and apparel. The decline was also impacted by a shift in product mix as customers increased purchases of lower margin consumable goods and reduced spending on more discretionary, higher margin items.

Selling and Administrative Expenses

Selling and administrative expenses increased $168.1 million in fiscal 2001 from $1,200.3 million in fiscal 2000. As a percentage of net sales, selling and administrative expenses were 39.9% in fiscal 2001 compared to 36.6% in fiscal 2000. The major cause of the increase as a percentage of net sales was due to a $21.1 million after-tax ($34.9 million before tax) non-cash fourth quarter charge resulting from a change in estimate relating to insurance reserves, combined with an upward trend in fiscal 2001 claims. The remaining selling and administrative rate increase was primarily driven by the deleveraging impact of lower comparable store sales combined with planned strategic initiatives, including increased advertising, store maintenance, and customer service investments.

FISCAL 2001 COMPARED TO FISCAL 2000 *(Concluded)*

Warehousing and distribution costs, which are included in Selling and Administrative Expenses (see Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements), increased as a percentage of sales 50 basis points over fiscal 2000. The increase was primarily due to higher carton volume on a lower comparable sales base as well as additional overhead costs related to the new Tremont, Pennsylvania distribution center.

Interest Expense
Interest expense, including the amortization of debt issuance costs, decreased to $20.2 million in fiscal 2001 from $22.9 million in fiscal 2000. The decrease in interest expense reflects favorable effective interest rates, a lower average debt balance, and the capitalization of $2.4 million of interest related to the Tremont, Pennsylvania distribution center.

Income Taxes
The effective tax rate of the Company was 39.5% in both fiscal 2001 and 2000.

CAPITAL RESOURCES AND LIQUIDITY

On May 8, 2001, the Company entered into the Revolving Credit Agreement with a group of financial institutions, which consisted of a $358.75 million three-year revolving credit facility and a $153.75 million 364-day facility, renewable annually. The Revolving Credit Agreement replaced the Company's Prior Revolver which, at the time of its replacement, consisted of a $500 million revolving credit facility that was due to expire on May 6, 2002. The average interest rate under the Revolving Credit Agreement during fiscal 2002 and fiscal 2001 was 3.01% and 5.41%, respectively.

Also on May 8, 2001, the Company entered into the Senior Note Agreement pursuant to which it completed a $204 million private placement of senior notes with maturities ranging from four to six years ("Senior Notes").

Principal maturities of long-term debt for the next five fiscal years are as follows:

2003	$ -
2004	$ -
2005	$ 174 million
2006	$ 15 million
2007	$ 15 million

The Senior Notes currently carry a weighted-average yield of 8.21% and rank pari passu with the Company's Revolving Credit Agreement. Proceeds from the issue were used to pay down the Prior Revolver.

Both the Revolving Credit and Senior Note Agreements contain customary affirmative and negative covenants including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth.

On October 30, 2001, the financial covenants of the Revolving Credit Agreement were amended to provide the Company with increased operating flexibility. On February 25, 2002, both the Revolving Credit Agreement and Senior Note Agreement were amended to exclude the non-cash 2001 fourth quarter charge from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the February 25, 2002 amendments, the Company provided collateral, consisting principally of its inventories, as security for both the Revolving Credit and Senior Note Agreements, and agreed to certain changes in other terms.

The February 25, 2002 amendment to the Revolving Credit Agreement imposed certain limitations on the extent to which the Company may borrow under the Revolving Credit Agreement. The Company's borrowing base fluctuates monthly based

CAPITAL RESOURCES AND LIQUIDITY *(Concluded)*

on the value of the Company's inventory, as determined in accordance with the Revolving Credit Agreement. On April 30, 2002, the Revolving Credit Agreement was further amended to increase the applicable borrowing base factor.

On May 8, 2002, the Company's 364-day facility expired. This facility had not been used during the prior year and, accordingly, was not renewed. The Company believes that the remaining $358.75 million revolving credit facility, combined with cash provided by operations, existing cash balances, and the Senior Notes, provide sufficient liquidity to meet its operating and seasonal borrowing needs.

The primary sources of liquidity for the Company have been cash flow from operations, proceeds from the Senior Notes, and as necessary, borrowings under the Revolving Credit Agreement. Working capital at February 1, 2003, was $658.3 million and net cash provided by operations was $218.2 million for the fiscal year then ended. The Company had no direct borrowings under the Revolving Credit Agreement at February 1, 2003. At such date, the Company was contingently liable for outstanding letters of credit totaling $32.5 million and had $143.8 million of invested funds.

The Company received federal tax refunds of approximately $62 million in fiscal 2002 and $73.2 million in fiscal 2001 from the utilization of the net operating losses and tax credit carryforwards primarily relating to the divestiture of the KB Toy Division.

During fiscal 2002, the Company had average borrowings under the Revolving Credit Agreement of $17 million and peak borrowings of $93.5 million. Additionally, the Company had average letters of credit outstanding of $34.2 million during fiscal 2002. At the point of its peak borrowing, the Company had $188.8 million of unused availability under its borrowing base formula.

Capital expenditures were $102.1 million in fiscal 2002, $107.6 million in fiscal 2001, and $114.8 million in fiscal 2000. Capital expenditures in fiscal 2002 were primarily driven by new store openings, investments in strategic initiatives in conjunction with the Company's strategic repositioning, and the commencement of the construction of a new distribution center in Durant, Oklahoma. Capital expenditures in fiscal 2001 were primarily driven by new store openings, additional distribution center capacity in Montgomery, Alabama and Tremont, Pennsylvania, investments in strategic initiatives in conjunction with the Company's strategic repositioning, and the upgrade of the warehouse management system in the Columbus, Ohio distribution center. Capital expenditures in fiscal 2000 were primarily driven by new store openings and additional distribution center capacity. Capital expenditure requirements in fiscal 2003 are anticipated to be approximately $160-$165 million, primarily to complete the new distribution facility in Durant, Oklahoma, invest in new stores and store expansions, and remodel approximately 213 existing Big Lots stores.

The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing, and cash management activities. The Company does not expect changes in interest rates in fiscal 2003 to have a material effect on income or cash flows; however, there can be no assurances that interest rates will not materially change.

The Company continues to believe that it has, or if necessary has the ability to obtain, adequate resources to fund ongoing operating requirements, future capital expenditures related to the expansion of existing businesses, development of new projects, and currently maturing obligations. Additionally, management is not aware of any current trends, events, demands, commitments, or uncertainties which reasonably can be expected to have a material impact on the liquidity, capital resources, financial position, or results of operations of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment.

The Company's accounting policies are more fully described in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements. The Company has certain critical accounting policies and accounting estimates, which are described below.

Merchandise inventories. Merchandise inventories are carried at the lower of cost or market on a first-in, first-out basis, primarily on the retail method. Certain assumptions are made to properly record inventory at the lower of cost or market, and these assumptions are based on historical experience and current information. The Company's assumptions include significant judgments and estimates made by management including merchandise markup, markdowns, shrinkage, and the aging of inventories, each of which could significantly impact the ending inventory valuation at cost as well as the resulting gross margins. Due to the nature of the Company's purchasing practices for closeout and deeply discounted merchandise, vendors and merchandise suppliers generally do not offer the Company incentives such as slotting fees, cooperative advertising allowances, buydown agreements, or other forms of rebates that would materially reduce its cost of sales.

Property and equipment. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. Service lives are principally forty years for buildings and from three to fifteen years for other property and equipment.

Impairment. The Company has long-lived assets that consist primarily of property and equipment. The Company estimates useful lives on buildings and equipment using assumptions based on historical data and industry trends. Where there is an indication of impairment, the Company evaluates the fair value and future benefits of the related long-lived asset, and the anticipated undiscounted future net cash flows from the related asset is calculated and compared to the carrying value on the Company's books. The Company's assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods taking into account known conditions and planned future activities. The Company's assumptions regarding the fair value of its long-lived assets are based on the discounted future cash flows.

Insurance reserves. The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims, and the Company has purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported. Such amounts are determined by applying actuarially-based calculations taking into account known trends and projections of future results. Actual claims experience can impact these calculations and, to the extent that subsequent claim costs vary from estimates, future earnings could be impacted and the impact could be material.

Income taxes. The Company has generated deferred tax assets or liabilities due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance to reduce its deferred tax assets to the balance that is more likely than not to be realized. The Company records liabilities relating to income taxes utilizing known obligations and estimates of potential obligations.

Pension liabilities. Pension and other retirement benefits, including all relevant assumptions required by accounting principles generally accepted in the United States of America, are evaluated each year. Due to the technical nature of retirement

CRITICAL ACCOUNTING POLICIES AND ESTIMATES *(Concluded)*

accounting, outside actuaries are used to provide assistance in calculating the estimated future obligations. Since there are many estimates and assumptions involved in retirement benefits, differences between actual future events and prior estimates and assumptions could result in adjustments to pension expenses and obligations. Such assumptions include the discount rate, rate of increase in compensation levels, and the expected long-term rate of return on the related assets.

Legal obligations. In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process; however, the ultimate outcome of various legal issues could be materially different from management's estimates and adjustments to income could be required. The assumptions that are used by management are based on the requirements of Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies." The Company will record a liability related to legal obligations when it has determined that it is probable that the Company will be obligated to pay and the related amount can be reasonably estimated, and it will disclose the related facts in the footnotes to its financial statements, if material. If the Company determines that either an obligation is probable or reasonably possible, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. The Company makes these determinations in consultation with its outside legal advisors.

Cost of sales. Cost of sales includes the cost of merchandise (including related inbound freight), markdowns and inventory shortage, as well as cash discounts and rebates. The Company classifies purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other distribution network costs as selling and administrative expenses. Due to this classification, the Company's gross margins may not be comparable to those of other retailers that include costs related to their distribution network in cost of sales.

Selling and administrative expenses. The Company includes store expenses (such as payroll and occupancy costs), warehousing and distribution costs, advertising, buying, depreciation, insurance, and overhead costs in selling and administrative expenses.

The above listing is not intended to be a comprehensive list of all the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in the principles' application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's Consolidated Financial Statements and Notes thereto for the fiscal year ended February 1, 2003, which contain accounting policies and other disclosures required by accounting principles generally accepted in the United States of America.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements are discussed in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

COMMITMENTS

Commitments are discussed in the Long-Term Obligations, the Commitments and Contingencies, and the Leases Notes to the Consolidated Financial Statements.

Independent Auditors' Report

To the Board of Directors of Big Lots, Inc.:

We have audited the accompanying consolidated balance sheets of BIG LOTS, INC. and subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BIG LOTS, INC. and subsidiaries at February 1, 2003 and February 2, 2002, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Dayton, Ohio
February 25, 2003

Consolidated Statements of Operations

	Fiscal Year		
	2002	2001	2000
(In thousands, except per share amounts)			
Net sales	$ 3,868,550	$ 3,433,321	$ 3,277,088
Costs and expenses:			
Cost of sales	2,236,633	2,092,183	1,891,345
Selling and administrative expenses	1,485,265	1,368,397	1,200,277
Interest expense	20,111	20,202	22,947
	3,742,009	3,480,782	3,114,569
Income (loss) from continuing operations before income taxes	126,541	(47,461)	162,519
Income tax expense (benefit)	49,984	(18,747)	64,195
Income (loss) from continuing operations	76,557	(28,714)	98,324
Discontinued operations		8,480	(478,976)
Net income (loss)	$ 76,557	$ (20,234)	$ (380,652)
Income (loss) per common share — basic:			
Continuing operations	$ .66	$ (.25)	$ .88
Discontinued operations		.07	(4.30)
	$ .66	$ (.18)	$ (3.42)
Income (loss) per common share — diluted:			
Continuing operations	$ .66	$ (.25)	$ .87
Discontinued operations		.07	(4.26)
	$ .66	$ (.18)	$ (3.39)

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

(In thousands, except par value)	February 1, 2003	February 2, 2002
ASSETS		
Current assets:		
Cash	$ 23,193	$ 11,322
Cash equivalents	143,815	17,500
Inventories	776,210	705,293
Deferred income taxes	61,221	93,899
Other current assets	64,728	57,536
Total current assets	1,069,167	885,550
Property and equipment — net	532,264	515,023
Deferred income taxes	17,766	35,108
Other assets	23,074	25,112
	$ 1,642,271	$ 1,460,793
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 241,905	$ 211,457
Accrued liabilities	169,002	116,352
Total current liabilities	410,907	327,809
Long-term obligations	204,000	204,000
Other liabilities	1,183	1,451
Commitments and contingencies		
Shareholders' equity:		
Common shares — authorized 290,000 shares, $.01 par value; issued 116,165 shares and 114,398 shares, respectively	1,162	1,144
Additional paid-in capital	458,043	435,970
Retained earnings	566,976	490,419
Total shareholders' equity	1,026,181	927,533
	$ 1,642,271	$ 1,460,793

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

	Common Stock Issued		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
(In thousands)					
Balance — January 29, 2000	111,000	$ 1,110	$ 407,647	$ 891,305	$ 1,300,062
Net loss				(380,652)	(380,652)
Exercise of stock options	733	8	4,508		4,516
Contribution to savings plan	346	3	3,883		3,886
Balance — February 3, 2001	112,079	1,121	416,038	510,653	927,812
Net loss				(20,234)	(20,234)
Exercise of stock options	1,799	18	15,551		15,569
Contribution to savings plan	520	5	5,519		5,524
Redemption of preferred stock rights			(1,138)		(1,138)
Balance — February 2, 2002	114,398	1,144	435,970	490,419	927,533
Net income				76,557	76,557
Exercise of stock options	1,323	13	17,436		17,449
Contribution to savings plan	444	5	4,637		4,642
Balance — February 1, 2003	116,165	$ 1,162	$ 458,043	$ 566,976	$ 1,026,181

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

		Fiscal Year	
	2002	2001	2000
(In thousands)			
Operating activities:			
Net income (loss)	$ 76,557	$ (20,234)	$ (380,652)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Discontinued operations		(8,480)	478,976
Depreciation and amortization	81,509	68,986	62,290
Deferred income taxes	50,020	(20,209)	(119,321)
Loss on sale of equipment	1,056		
Other	5,088	6,772	3,781
Change in assets and liabilities	3,988	124,098	(103,166)
Cash used in discontinued operations			(249,842)
Net cash provided by (used in) operating activities	218,218	150,933	(307,934)
Investment activities:			
Capital expenditures	(102,057)	(107,561)	(114,847)
Cash proceeds from sale of equipment	2,271		257,613
Other	3,667	6,123	19,465
Net cash provided by (used in) investing activities	(96,119)	(101,438)	162,231
Financing activities:			
Proceeds from (payment of) short-term credit agreements		(266,549)	77,900
Proceeds from long-term credit agreements		204,000	
Redemption of preferred stock rights		(1,138)	
Proceeds from exercise of stock options	16,087	12,353	2,127
Net cash provided by (used in) financing activities	16,087	(51,334)	80,027
Increase (decrease) in cash and cash equivalents	138,186	(1,839)	(65,676)
Cash and cash equivalents:			
Beginning of year	28,822	30,661	96,337
End of year	$ 167,008	$ 28,822	$ 30,661

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Company is the nation's largest broadline closeout retailer. At February 1, 2003, the Company operated a total of 1,380 stores under the names BIG LOTS and BIG LOTS FURNITURE. Wholesale operations are conducted through BIG LOTS WHOLESALE, CONSOLIDATED INTERNATIONAL, WISCONSIN TOY, and with online purchasing at www.biglotswholesale.com.

Fiscal Year

The Company follows the concept of a 52/53-week fiscal year, which ends on the Saturday nearest to January 31. Fiscal 2002 and 2001 were comprised of 52 weeks, while fiscal 2000 was comprised of 53 weeks.

Segment Reporting

The Company manages its business on the basis of one segment, broadline closeout retailing. As of February 1, 2003, and February 2, 2002, all of the Company's operations were located within the United States.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and those subsidiaries for which the Company, directly or indirectly, has the ability to exercise significant influence over operating and financial policies. All significant inter-company transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect reported amounts of assets and liabilities and disclosure of significant contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments which are unrestricted as to withdrawal or use and which have an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market value.

Merchandise Inventories

Merchandise inventories are carried at the lower of cost or market on a first-in, first-out basis, primarily on the retail method. Certain assumptions are made to properly record inventory at the lower of cost or market, and these assumptions are based on historical experience and current information. The Company's assumptions include significant judgments and estimates made by management including merchandise markup, markdowns, shrinkage, and the aging of inventories, each of which could significantly impact the ending inventory valuation at cost as well as the resulting gross margins. Due to the nature of the Company's purchasing practices for closeout and deeply discounted merchandise, vendors and merchandise suppliers generally do not offer the Company incentives such as slotting fees, co-operative advertising allowances, buydown agreements, or other forms of rebates that would materially reduce its cost of sales.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Stock Options

The Company measures compensation cost for stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion ("APB") No. 25. If compensation cost for the Company's stock options had been determined based on the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts as follows (see Stock Plans in the Notes to the Consolidated Financial Statements):

	2002	2001	2000
(In thousands, except per share amounts)			
Net income (loss):			
As reported	$ 76,557	$ (20,234)	$ (380,652)
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	5,055	6,756	4,174
Pro forma	$ 71,502	$ (26,990)	$ (384,826)
Income (loss) per common share - basic:			
As reported	$ .66	$ (.18)	$ (3.42)
Pro forma	.62	(.24)	(3.45)
Income (loss) per common share - diluted:			
As reported	$ .66	$ (.18)	$ (3.39)
Pro forma	.61	(.24)	(3.42)

Property and Equipment

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. Service lives are principally forty years for buildings and from three to fifteen years for other property and equipment.

Impairment

The Company has long-lived assets that consist primarily of property and equipment. The Company estimates useful lives on buildings and equipment using assumptions based on historical data and industry trends. Where there is an indication of impairment, the Company evaluates the fair value and future benefits of the related long-lived asset, and the anticipated undiscounted future net cash flows from the related asset is calculated and compared to the carrying value on the Company's books. The Company's assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods taking into account known conditions and planned future activities. The Company's assumptions regarding the fair value of its long-lived assets are based on the discounted future cash flows.

Computer Software Costs

The Company records software development costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes

The Company has generated deferred tax assets or liabilities due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance to reduce its deferred tax assets to the balance that is more likely than not to be realized. The Company records liabilities relating to income taxes utilizing known obligations and estimates of potential obligations.

Pension Liabilities

Pension and other retirement benefits, including all relevant assumptions required by accounting principles generally accepted in the United States of America are evaluated each year. Due to the technical nature of retirement accounting, outside actuaries are used to provide assistance in calculating the estimated future obligations. Since there are many estimates and assumptions involved in retirement benefits, differences between actual future events and prior estimates and assumptions could result in adjustments to pension expenses and obligations. Such assumptions include the discount rate, rate of increase in compensation levels, and the expected long-term rate of return on the related assets.

Legal Obligations

In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process; however, the ultimate outcome of various legal issues could be materially different from management's estimates, and adjustments to income could be required. The assumptions that are used by management are based on the requirements of SFAS No. 5, "Accounting for Contingencies." The Company will record a liability related to legal obligations when it has determined that it is probable that the Company will be obligated to pay and the related amount can be reasonably estimated, and it will disclose the related facts in the footnotes to its financial statements, if material. If the Company determines that either an obligation is probable or reasonably possible, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. The Company makes these determinations in consultation with its outside legal advisors.

Cost of Sales

Cost of sales includes the cost of merchandise (including related inbound freight), markdowns and inventory shortage, as well as cash discounts and rebates. The Company classifies purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other distribution network costs as selling and administrative expenses. Due to this classification, the Company's gross margins may not be comparable to those of other retailers that include costs related to their distribution network in cost of sales.

Selling and Administrative Expenses

The Company includes store expenses (such as payroll and occupancy costs), warehousing and distribution costs, advertising, buying, depreciation, insurance, and overhead costs in selling and administrative expenses.

Intangible Assets

Trademarks, service marks, and other intangible assets are amortized on a straight-line basis over a period of fifteen years. Where there is an indication of impairment, the Company evaluates the fair value and future benefits of the related intangible asset and the anticipated undiscounted future net cash flows from the related intangible asset is calculated and compared to the carrying value on the Company's books. The Company's assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods taking into account known conditions and planned future activities. The Company's assumptions regarding the fair value of its intangible assets are based on the discounted future cash flows. As of February 1, 2003, the amount of the Company's intangible assets was $0.20 million and the related accumulated amortization was $.01 million.

Notes to Consolidated Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investments
Any unrealized gains or losses on equity securities classified as available-for-sale are recorded in other comprehensive income net of applicable income taxes. At February 1, 2003, the Company held no available-for-sale equity securities.

Insurance Reserves
The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims, and the Company has purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported. Such amounts are determined by applying actuarially-based calculations taking into account known trends and projections of future results. Actual claims experience can impact these calculations and, to the extent that subsequent claim costs vary from estimates, future earnings could be impacted and the impact could be material.

Revenue Recognition
The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of returns and exclude sales tax. The reserve for retail merchandise returns is based on the Company's prior experience.

Wholesale sales are recognized in accordance with the shipping terms agreed upon on the purchase order. Wholesale sales are predominantly recognized under FOB origin where title and risk of loss pass to the buyer when the merchandise leaves the Company's distribution center. However, when the shipping terms are FOB destination, recognition of sales revenue is delayed until completion of delivery to the buyer's place of business.

Other Comprehensive Income
The Company's comprehensive income is equal to net income, as there are no items that qualify as components of other comprehensive income.

Reclassification
Certain prior year amounts have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of purchased goodwill and requires goodwill to be reviewed for impairment at least annually and expensed to earnings only in the periods in which the recorded value of goodwill is more than the fair value. SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. This Statement was adopted in fiscal 2002. The Statement does not have a material impact on the Company's financial position, results of operations, or cash flows.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe this pronouncement will have a material impact on its financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," that address the disposal of a segment of a business. The Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, and generally would be applied prospectively for disposal activities initiated by a commitment to a plan made after the entity's initial adoption of the Statement. This Statement was adopted by the Company in fiscal 2002. Currently, this Statement does not materially impact the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 eliminates the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with earlier adoption encouraged. This Statement was adopted by the Company in fiscal 2002. The Statement does not have a material impact on the Company's financial position, results of operations, or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan period. SFAS No. 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe this pronouncement will have a material impact on its financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation." Although it does not require use of fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition. It also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB No. 28 is effective for interim periods beginning after December 15, 2002. Although the Company has not changed to the fair value method, the disclosure requirements of this Statement have been adopted.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Concluded)*

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation are required for financial statements for periods ending after December 15, 2002. The initial measurement provisions of the interpretation are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The Interpretation does not have a material impact on the Company's financial position, results of operations, or cash flows.

DISCONTINUED OPERATIONS

On June 27, 2000, the Company announced its decision to separate the toy and closeout businesses by divesting the Company's KB Toy Division. The Consolidated Financial Statements and related Notes have been reclassified for all applicable periods presented to reflect the toy segment as a discontinued operation.

On December 7, 2000, the Company closed the sale of its KB Toy Division to an affiliate of Bain Capital, Inc. In connection with the sale, the Company recorded an after-tax loss of $479.0 million consisting of a $48.2 million after-tax loss from operations and a $430.8 million after-tax loss on the disposal of the KB Toy Division. Proceeds from the sale were used primarily to pay down existing borrowings under the Company's senior unsecured revolving credit facility ("Prior Revolver").

The buyer purchased the business in conjunction with KB Toy's management, who were retained to lead the KB Toy business. Gross proceeds totaled approximately $305 million, consisting primarily of $258 million in cash, a note with a face amount of $45 million, and a warrant to acquire common stock of the buyer's parent. The note receivable matures on December 7, 2010, and bears interest at a rate of 8%. As of February 1, 2003, the note receivable from KB and the related common stock warrant were recorded as other long-term assets on the balance sheet. The interest is payable in annual installments paid by issuing additional notes with substantially identical terms as the original note. At the time of the sale (the fourth quarter of fiscal 2000), the Company evaluated the fair value of the note received as consideration in the transaction and recorded the note at its then fair value of $13 million. The fair value of the note was established based on several factors including fair market value determinations obtained from independent financial advisors at the time of the sale, the Company's knowledge of the underlying KB Toy business and industry, and the risks inherent in receiving no cash payments until the note matures in 2010. As of fiscal 2002, the Company recorded the interest earned and accretion of the discount utilizing the effective interest rate method and provided a full valuation reserve against such amounts as a result of its evaluation as to the recoverability of the carrying value of the notes. As of February 1, 2003, and February 2, 2002, the aggregate carrying value of these notes was $16 million.

The warrant provides that the Company is entitled to purchase up to 2.5% of the common stock of the buyer's parent for a stated per share price. The stock can be purchased any time prior to December 7, 2005. The note and warrant are being accounted for on the cost basis.

The Company has, as part of the sale agreement, retained the responsibility for certain KB insurance claims incurred through the date of closing of the sale (December 7, 2000). During the fourth quarter of fiscal 2001, the Company determined that the estimate for the related insurance reserves exceeded the expected liability. Accordingly, a portion of the insurance reserves established in connection with the sale of the KB Toy Division were adjusted and recorded as income from discontinued operations on the Company's Statement of Operations. This adjustment resulted in $8.5 million of after-tax income from discontinued operations in the fourth quarter of fiscal 2001.

Notes to Consolidated Financial Statements

DISCONTINUED OPERATIONS *(Concluded)*

The following are the components of discontinued operations:

(In thousands)	2002	2001	2000
Loss from operations of KB Toy Division, net of income taxes of $(31,470) in 2000	-	-	$ (48,201)
Income (loss) on disposal of KB Toy Division, net of income taxes of $(4,000), $5,423 and $(201,953) in 2002, 2001, and 2000, respectively	-	$ 8,480	(430,775)
	$ -	$ 8,480	$ (478,976)

NON-CASH 2001 FOURTH QUARTER CHARGE

In the fourth quarter of fiscal 2001, the Company recorded a non-cash charge of $50.4 million (after-tax), or $0.44 per diluted share. The charge represented: a) costs to modify the Company's product assortment and exit certain merchandise categories ($6.1 million after-tax), b) adjustments to the estimated capitalized freight costs related to inbound imported inventories in response to better systems and information ($15.0 million after-tax), c) adjustments to inventory-related costs that were identified as a result of the completion of a significant multi-year conversion to a detailed SKU-level inventory management system ($16.7 million after-tax), and d) changes in estimates and estimating methodology related to insurance reserves ($12.6 million after-tax). These charges are included in the Company's fiscal 2001 fourth quarter financial statements.

A critical element of the Company's overall business strategy has been a multi-year initiative to improve its information systems, a major phase of which was completed in fiscal 2001. The new systems have given the Company the ability to track and manage inventories at the SKU level with improved visibility and data. The new systems have also provided better information on inventory balances and have given management the ability to assess profitability and financial returns down to the SKU level.

Based on an analysis of SKU-level information, the Company decided to modify its product assortment and exit certain categories of merchandise. This decision allowed the Company to expand its consumables and home categories, both of which management believes have superior financial returns. The markdowns associated with these discontinued products, all of which were taken during the fourth quarter of fiscal 2001, accounted for approximately $6.1 million (after-tax) of the charge described above. The Company believes this action will result in a more productive product assortment and a greater emphasis on the everyday consumable items that help drive repeat store traffic.

The second component of the charge related to the estimated capitalized import freight costs, which were incurred in connection with inbound inventories sourced from outside the United States. New information systems have improved the Company's ability to manage merchandise flow and freight costs. These improved systems have also provided better information and tools for determining the proper amount of capitalized import freight costs to be recorded on the balance sheet. Accordingly, based on this new information, the Company has revised its estimates and methodology, resulting in a $15.0 million (after-tax) charge.

The third component of the charge pertained to inventory-related costs that had not been allocated to the cost of merchandise in the Company's detailed inventory stock ledger and, accordingly, were not being fully allocated to cost of goods sold. The Company identified this issue in the fourth quarter of fiscal 2001 as a result of the conversion to the new SKU-based systems, resulting in a $16.7 million (after-tax) charge.

Notes to Consolidated Financial Statements

NON-CASH 2001 FOURTH QUARTER CHARGE *(Concluded)*

The fourth and final component of the charge related to insurance reserves. At the end of fiscal 2001, the Company analyzed its insurance reserve accounts and implemented a new methodology that provided better actuarial estimates of future claims. This new methodology, combined with an upward trend in fiscal 2001 claims, resulted in a $12.6 million (after-tax) charge to increase the Company's insurance reserves. This charge consisted of two elements: the first related to the adjustment of reserves established in connection with the sale of the KB Toy Division, which resulted in $8.5 million (after-tax) income from discontinued operations, and the second element of the charge was $21.1 million (after-tax) to increase reserves related to continuing operations.

INCOME TAXES

The provision for income taxes is comprised of the following:

	2002	2001	2000
(In thousands)			
Federal - current	$ (2,310)	$ 5,529	$ 95,090
State and local - current	2,273	820	18,856
Deferred - federal, state and local	50,021	(25,096)	(49,751)
	$ 49,984	$ (18,747)	$ 64,195

A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local income taxes, net of federal tax benefit	2.0	4.5	4.5
Work opportunity tax credits	(1.0)	(2.6)	(.6)
Valuation allowance	3.8	7.8	-
Other, net	(.3)	(5.2)	.6
Effective income tax rate	39.5%	39.5%	39.5%

Income tax payments and refunds are as follows:

	2002	2001	2000
(In thousands)			
Income taxes paid	$ 39,066	$ 8,969	$ 68,390
Income taxes refunded	(74,758)	(76,558)	(20,679)
Net income taxes (refunded) paid	$ (35,692)	$ (67,589)	$ 47,711

On March 9, 2002, the President of the United States of America signed into law the Job Creation and Worker Assistance Act of 2002, which included a provision that extends the general net operating loss carryback period to five years for federal net operating losses arising in taxable years ending in 2001 and 2002. As a result of the law change, during fiscal 2002 the Company filed additional loss carryback claims relating to $139.3 million of losses from the sale of its KB Toy Division. The Company received additional refunds of approximately $62 million from the utilization of the net operating losses and alternative minimum tax, work opportunity, and low-income housing credit carryforwards.

INCOME TAXES *(Continued)*

In fiscal 2001, a $73.2 million federal income tax refund was generated through the recovery of federal taxes paid for fiscal 1998 and fiscal 1999 due to the carryback of the fiscal 2000 net operating loss from the sale of the KB Toy Division.

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are presented in the following table:

(In thousands)	2002	2001
Deferred tax assets:		
Uniform inventory capitalization	$ 26,723	$ 21,142
Workers' compensation and other insurance reserves	22,929	38,378
Net operating loss carryforwards	19,135	72,518
Other	84,804	102,873
Valuation allowances	(32,260)	(27,553)
Total deferred tax assets	121,331	207,358
Deferred tax liabilities:		
Depreciation and fixed asset basis differences	19,816	33,172
Other	22,528	45,179
Total deferred tax liabilities	42,344	78,351
Net deferred tax assets	$ 78,987	$ 129,007

Net deferred tax assets are shown separately on the balance sheet as current and noncurrent deferred income taxes. The following table summarizes deferred income taxes from the balance sheet:

	2002	2001
Current deferred income taxes	$ 61,221	$ 93,899
Noncurrent deferred income taxes	17,766	35,108
Net deferred tax assets	$ 78,987	$ 129,007

The Company has state net operating loss carryforwards primarily arising from the disposition of its KB Toy Division of approximately $19.1 million. The state net operating loss carryforwards will expire from fiscal 2003 through fiscal 2022.

The Company has established valuation allowances to reflect that it is more likely than not that a portion of the federal and state deferred tax assets may not be realized.

The Company has the following income tax loss and credit carryforwards (presentation of amounts is shown net of tax):

(In thousands)	Amount	Expiration Date
Federal:		
Net capital loss carryforwards	$ 10,687	Fiscal 2005
Foreign tax credits	383	Fiscal 2005
State and local:		
Columbus enterprise zone credits	1,477	Fiscal 2006
California enterprise zone credits	2,163	No expiration

INCOME TAXES *(Concluded)*

The Company's income taxes payable have been reduced and certain state net operating loss carryforwards increased by the tax benefits associated with dispositions of employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. These benefits were credited directly to shareholders' equity and amounted to $1.4 million, $3.2 million, and $2.4 million in fiscal 2002, 2001, and 2000, respectively.

During the year, the Internal Revenue Service (IRS) closed its examination of the Company's consolidated income tax returns for years up to and including fiscal 1996. MacFrugal's Bargains•Close-outs, Inc., consolidated tax returns for years prior to its acquisition by the Company are in the latter stages of examinations by the IRS. The Company's consolidated tax returns are currently being audited by the IRS beginning with fiscal 1997. Various states routinely audit the Company and its subsidiaries. Management believes that the ultimate resolution of these audits will not have a material adverse effect on the Company's results of operations or financial condition.

LONG-TERM OBLIGATIONS

Long-term debt was comprised of the following:

	2002	2001
(In thousands)		
Revolving Credit Agreement	-	-
Senior Notes	$ 204,000	$ 204,000
	$ 204,000	$ 204,000

Interest paid was $17.4 million in fiscal 2002, $19.1 million in fiscal 2001, and $39.7 million in fiscal 2000, which includes capitalized interest of $0.1 million, $2.4 million, and $2.8 million, respectively. The amortization of debt issuance costs is included in interest expense in the Consolidated Statements of Operations.

Revolving Credit Agreement

On May 8, 2001, the Company entered into a senior revolving credit agreement ("Revolving Credit Agreement") with a group of financial institutions, which consisted of a $358.75 million three-year revolving credit facility and a $153.75 million 364-day facility, renewable annually. The Revolving Credit Agreement replaced the Company's Prior Revolver, which, at the time of its replacement, consisted of a $500 million revolving credit facility that was due to expire on May 6, 2002. The average interest rate under the Revolving Credit Agreement during fiscal 2002 and fiscal 2001 was 3.01% and 5.41%, respectively.

The Revolving Credit Agreement contains customary affirmative and negative covenants including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth.

On October 30, 2001 the financial covenants of the Revolving Credit Agreement were amended to provide the Company with increased operating flexibility. On February 25, 2002, the Revolving Credit Agreement was amended to exclude the non-cash fiscal 2001 fourth quarter charge from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the February 25, 2002 amendment, the Company provided collateral, consisting principally of its inventories, as security for the Revolving Credit Agreement and agreed to certain changes in other terms.

The February 25, 2002 amendment to the Revolving Credit Agreement imposed certain limitations on the extent to which the Company may borrow under the Revolving Credit Agreement. The Company's borrowing base fluctuates monthly based on the value of the Company's inventory, as determined in accordance with the Revolving Credit Agreement. On April 30, 2002, the Revolving Credit Agreement was further amended to increase the applicable borrowing base factor.

LONG-TERM OBLIGATIONS *(Concluded)*

On May 8, 2002, the Company's 364-day facility expired. This facility had not been used during the prior year and, accordingly, was not renewed. The Company believes that the remaining $358.75 million revolving credit facility, combined with cash provided by operations, existing cash balances, and the Company's $204.0 million private placement of senior notes ("Senior Notes"), provide sufficient liquidity to meet its operating and seasonal borrowing needs.

The Company had no direct borrowings under the Revolving Credit Agreement at February 1, 2003. At such date, the Company was contingently liable for outstanding letters of credit totaling $32.5 million and had $143.8 million of invested funds.

Senior Notes

On May 8, 2001, the Company issued the Senior Notes with maturities ranging from four to six years. Principal maturities of long-term debt for the next five fiscal years are as follows:

2003	$ -
2004	$ -
2005	$ 174 million
2006	$ 15 million
2007	$ 15 million

The Senior Notes currently carry a weighted-average yield of 8.21% and rank pari passu with the Company's Revolving Credit Agreement. Proceeds from the issue were used to pay down the Prior Revolver.

The Senior Note Agreement contains customary affirmative and negative covenants including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth.

On February 25, 2002, the Senior Note Agreement was amended to exclude the non-cash fiscal 2001 fourth quarter charge from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the February 25, 2002 amendment, the Company provided collateral, consisting principally of its inventories, as security for the Senior Note Agreement and agreed to certain changes in other terms.

COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are or may be subject to certain commitments and contingencies, including legal proceedings, taxes, insurance and other matters that are incidental to their ordinary course of business. Where and to the extent that the Company believes that a loss is probable and can be reasonably estimated, the Company will record a liability.

The Company has obtained preliminary approval for the settlement of an employment-related legal proceeding. The Company was fully reserved for this employment-related matter as of February 1, 2003, and the amount was not material. Following final approval, this matter will be fully settled. The Company does not believe that the finalization of this employment-related matter will significantly impact its future operating results.

The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims, and the Company has purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported. With the exception of the referenced employment-related proceeding and self-insured claims, the Company has not recorded any additional liabilities for legal matters.

COMMITMENTS AND CONTINGENCIES *(Concluded)*

Additionally, the Company has commitments to certain vendors for future inventory purchases totaling approximately $404 million at February 1, 2003. Terms of the commitments provide for these inventory purchases to be made through fiscal 2004 or later as they may be extended. There are no annual minimum purchase requirements.

EMPLOYEE BENEFIT PLANS

Pension Benefits

The Company has a qualified defined benefit pension plan ("Pension Plan") and a non-qualified supplemental defined benefit pension plan ("Supplemental Pension Plan") covering certain employees whose hire date precedes April 1, 1994, who have reached the age of 21 and who have worked for the Company for more than one year. Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. The Company's funding policy of the Pension Plan is to contribute annually the amount required to meet ERISA funding standards and to provide not only for benefits attributed to service to date but also for those anticipated to be earned in the future. The Company maintains the Supplemental Pension Plan for those executives whose benefits were frozen in the Pension Plan on or subsequent to January 1, 1996. The Supplemental Pension Plan constitutes a contract to pay benefits upon retirement as therein defined. The Supplemental Pension Plan is designed to pay the same benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. The Company has no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of the general creditors of the Company.

At this time, the Company does not have any information to lead it to believe that the assumptions regarding the discount rate, the expected long-term rate of return on assets, or the estimated rate of increase in compensation levels related to the pension plan will change at the next measurement date. However, due to the size of the pension plan and the fact that the pension plan's eligibility was frozen in 1994, changes to those estimates and assumptions, if any, would not be expected to have a material impact on the Company's earnings.

EMPLOYEE BENEFIT PLANS *(Continued)*

The following provides a reconciliation of projected benefit obligations, plan assets, and funded status of all plans as of December 31:

(In thousands)	2002	2001
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 41,680	$ 35,924
Service cost	3,550	3,377
Interest cost	2,887	2,658
Benefits paid	(3,436)	(2,363)
Expected expenses	(90)	(180)
Plan amendment	870	152
Actuarial (gain) loss	(101)	2,112
Projected benefit obligation at end of year	$ 45,360	$ 41,680
Change in plan assets:		
Fair market value at beginning of year	$ 25,262	$ 25,993
Actual return on plan assets	(2,080)	(1,331)
Employer contribution	13,778	2,963
Benefits paid	(3,436)	(2,363)
Fair market value at end of year	$ 33,524	$ 25,262
Funded status	$ (11,836)	$ (16,417)
Unrecognized actuarial loss	14,460	11,510
Unrecognized transition obligation	145	159
Unrecognized prior service cost	1,001	17
Accrued benefit asset (liability)	$ 3,770	$ (4,731)

Assumptions used in each year of the actuarial computations were:

	2002	2001
Discount rate	6.75%	7.20%
Rate of increase in compensation levels	5.08%	5.50%
Expected long-term rate of return	9.00%	9.00%

The components of net periodic pension cost are comprised of the following:

(In thousands)	2002	2001	2000
Service cost - benefits earned in the period	$ 3,550	$ 3,377	$ 3,221
Interest cost on projected benefit obligation	2,887	2,658	2,382
Expected investment return on plan assets	(2,163)	(2,227)	(2,312)
Amortization of prior service cost	(132)	(135)	(135)
Amortization of transitional obligation	30	13	13
Recognized actuarial loss	1,104	531	102
Net periodic pension cost	$ 5,276	$ 4,217	$ 3,271

EMPLOYEE BENEFIT PLANS *(Concluded)*

The following sets forth certain information for the qualified defined benefit pension plan and the non-qualified supplemental defined benefit pension plan:

	Funded Qualified Defined Benefit Pension Plan		Unfunded Non-Qualified Supplemental Defined Benefit Pension Plan	
	2002	2001	2002	2001
(In thousands)				
Projected benefit obligation	$ 42,478	$ 37,988	$ 2,882	$ 3,692
Accumulated benefit obligation	33,255	28,178	1,615	1,942
Fair market value of plan assets	33,524	25,262	-	-

Savings Plan

The Company has a savings plan with a 401(k) deferral feature and a non-qualified supplemental savings plan with a similar deferral feature for all eligible employees. Provisions of $5.6 million, $2.0 million, and $6.9 million have been charged to operations in fiscal 2002, 2001, and 2000, respectively.

LEASES

Leased property consists primarily of the Company's retail stores and certain warehouse space. Many of the store leases provide that the Company pay for real estate taxes, utilities, liability and property insurance, and maintenance. Certain leases provide for contingent rents or may have rent escalations. In addition, many leases provide options to extend the original terms for an additional two to twenty years.

Minimum lease commitments as of February 1, 2003, are as follows:

	Operating Leases
(In thousands)	
2003	$ 156,613
2004	138,269
2005	115,679
2006	88,535
2007	59,962
Subsequent to 2007	105,483
	$ 664,541

Total rental expense, including real estate taxes paid to landlords, charged to operations for operating leases of stores and warehouses consisted of the following:

	2002	2001	2000
(In thousands)			
Minimum rentals	$ 207,779	$ 186,341	$ 168,781
Contingent rentals	1,527	1,169	(285)
	$ 209,306	$ 187,510	$ 168,496

SHAREHOLDERS' EQUITY

Income Per Share

There are no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted income per share and there were no securities outstanding at February 1, 2003, which were excluded from the computation of income per share. Fully diluted shares are not presented for the year ended February 2, 2002, as the Company incurred a loss and to include these shares would be antidilutive. At February 2, 2002, an aggregate of 200,663 common shares subject to unexercised stock options were excluded from the computation of diluted earnings per share.

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted income per share computations is as follows:

	Weighted-Average Common Shares Outstanding		
	2002	2001	2000
(In thousands)			
Basic	115,865	113,660	111,432
Dilutive effect of stock options	842	-	982
Diluted	116,707	113,660	112,414

Stockholder Rights Plan

On August 22, 2001, the Company announced that its Board of Directors had unanimously voted to redeem the preferred stock rights under the Company's Rights Agreement. The redemption was a direct result of the Company's redomestication into Ohio, as approved by its shareholders at the Company's 2001 Annual Meeting of Shareholders. Pursuant to the terms of the Rights Agreement, the Company redeemed the rights by paying a redemption price of $0.01 per right. The redemption was made to all shareholders of record as of the close of business on August 31, 2001.

STOCK PLANS

Stock Option Plans

The Big Lots, Inc. 1996 Performance Incentive Plan, as amended ("Incentive Plan"), provides for the issuance of stock options, restricted stock, performance units, stock equivalent units, and stock appreciation rights ("SARs"). The Company has not issued any restricted stock, performance units, stock equivalent units, or stock appreciation rights under the Incentive Plan. The number of newly issued common shares available for issuance under the Incentive Plan at the time of the plan's inception was 2,000,000 shares (3,125,000 shares as adjusted to account for the five for four stock splits which occurred in December, 1996 and June, 1997) plus an additional 1% of the total number of issued shares, including any Treasury Stock, at the start of the Company's fiscal year plus shares available but not issued in previous years of the Incentive Plan. Total newly issued common shares available for use under the Incentive Plan combined with any awards of stock options or restricted stock outstanding from any other plan of the Company shall not exceed 15% of the total issued and outstanding common shares as of any measurement date. At February 1, 2003, 12,495,733 common shares were available for issuance under the Incentive Plan. The term of each award is determined by the Compensation Committee of the Board of Directors which is charged with administering the Incentive Plan. Stock options granted under the Incentive Plan may be either nonqualified or incentive stock options and the exercise price may not be less than the fair market value, as defined by the Incentive Plan, of the underlying common shares on the date of award. The award price of a SAR is to be a fixed amount not less than 100% of the fair market value of a common share at the date of award. Upon an effective change in control of the Company, all awards outstanding under the Incentive Plan automatically vest.

The Company has a Director Stock Option Plan ("DSOP") for nonemployee directors. The number of newly issued common shares available for issuance under the DSOP at the time of the plan's inception was 500,000 shares (781,250 shares as

STOCK PLANS *(Continued)*

adjusted to account for the five for four stock splits which occurred in December, 1996 and June, 1997). The DSOP is administered by the Compensation Committee of the Board of Directors pursuant to an established formula. Neither the Board of Directors nor the Compensation Committee exercise any discretion in administration of the DSOP. Grants are made annually, approximately 90 days following the Annual Meeting of Shareholders, at an exercise price equal to 100% of the fair market value on the date of grant. The present formula provides for an annual grant of 10,000 options to each nonemployee director which becomes fully exercisable over a three-year period: 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary.

Changes in the status of outstanding options were as follows:

	Options	Price *(a)*
Outstanding at January 29, 2000	10,854,468	$ 17.73
Granted	2,474,000	11.70
Exercised	754,145	3.02
Forfeited	1,778,098	19.77
Outstanding at February 3, 2001	10,796,225	17.02
Granted	2,497,019	11.53
Exercised	1,775,649	6.87
Forfeited	1,450,174	22.41
Outstanding at February 2, 2002	10,067,421	16.65
Granted	1,931,800	12.36
Exercised	1,324,701	12.16
Forfeited	1,269,427	22.86
Outstanding at February 1, 2003	9,405,093	$ 15.56

(a) Weighted-average per share exercise price.

The following table summarizes information about the Company's stock option plans at February 1, 2003:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal to	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 1	$ 10	182,673	7.9	$ 9.65	55,173	$ 9.32
$ 10	$ 20	7,702,832	6.8	12.50	3,195,177	12.97
$ 20	$ 30	772,626	4.1	26.37	768,926	26.39
$ 30	$ 40	708,462	5.1	37.23	579,836	37.17
$ 40		38,500	4.8	40.82	36,800	40.83
		9,405,093	6.5	$ 15.56	4,635,912	$ 18.40

Notes to Consolidated Financial Statements

STOCK PLANS *(Concluded)*

The Company previously adopted SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," and, as permitted by this standard, continues to apply the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees," to its stock options and other stock-based employee compensation awards.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Weighted-average fair value of options granted	$ 6.51	$ 5.12	$ 7.11
Risk-free interest rate	4.3%	4.5%	4.8%
Expected life (years)	5.4	4.1	5.5
Expected volatility	54.8%	51.2%	66.0%

ADDITIONAL DATA

The following is a summary of certain financial data:

(In thousands)	2002	2001
Property and equipment - at cost:		
Land	$ 39,564	$ 39,240
Buildings	481,372	447,800
Fixtures and equipment	536,994	504,228
Transportation equipment	21,204	23,692
	1,079,134	1,014,960
Construction-in-progress	15,356	7
	1,094,490	1,014,967
Less accumulated depreciation	562,226	499,944
	$ 532,264	$ 515,023
Accrued liabilities:		
Salaries and wages	$ 48,687	$ 36,391
Property, payroll, and other taxes	94,642	76,509
Interest and income taxes	25,673	3,452
	$ 169,002	$ 116,352

ADDITIONAL DATA *(Concluded)*

The following analysis supplements changes in current assets and current liabilities presented in the Consolidated Statements of Cash Flows:

	2002	2001	2000
(In thousands)			
Inventories	$ (70,917)	$ 39,652	$ (9,019)
Other current assets	(8,193)	12,826	(21,235)
Accounts payable	30,448	3,958	12,446
Accrued liabilities	30,600	(7,078)	26,935
Income taxes	22,050	74,740	(112,293)
	$ 3,988	$ 124,098	$ (103,166)

The $22.1 million change in income taxes in fiscal 2002 is primarily due to an additional refund of approximately $62 million from the utilization of the net operating losses and alternative minimum tax, work opportunity, and low income housing credit carryforwards from fiscal 2000. These refunds were netted against net current tax payments of $39 million.

The $74.7 million change in income taxes in fiscal 2001 is primarily due to a $73.2 million federal income tax refund. The refund was generated through the recovery of federal taxes paid for fiscal 1998 and fiscal 1999 due to the carryback of the fiscal 2000 net operating loss from the sale of the KB Toy Division.

Notes to Consolidated Financial Statements

SELECTED QUARTERLY FINANCIAL DATA *(Unaudited)*

Summarized quarterly financial data for fiscal 2002, 2001, and 2000 is as follows:

(In thousands, except per share amounts) (a)	First	Second	Third	Fourth	Year
2002					
Net sales	$ 904,141	$ 879,255	$ 868,163	$ 1,216,991	$ 3,868,550
Gross profit	378,502	368,262	366,244	518,909	1,631,917
Income (loss) from continuing operations	12,207	3,218	(5,076)	66,208	76,557
Net income (loss)	12,207	3,218	(5,076)	66,208	76,557
Income (loss) per common share - basic:					
Continuing operations	.11	.03	(.04)	.57	.66
Discontinued operations	.00	.00	.00	.00	.00
	$ .11	$ .03	$ (.04)	$ .57	$ .66
Income (loss) per common share - diluted:					
Continuing operations	.11	.03	(.04)	.57	.66
Discontinued operations	.00	.00	.00	.00	.00
	$ .11	$ .03	$ (.04)	$ .57	$ .66
2001					
Net sales	$ 773,621	$ 748,380	$ 773,106	$ 1,138,214	$ 3,433,321
Gross profit	313,918	299,927	316,641	410,652	1,341,138
Income (loss) from continuing operations	298	(10,699)	(16,364)	(1,949)	(28,714)
Net income (loss)	298	(10,699)	(16,364)	6,531	(20,234)
Income (loss) per common share - basic:					
Continuing operations	.00	(.09)	(.14)	(.02)	(.25)
Discontinued operations	.00	.00	.00	.08	.07
	$ .00	$ (.09)	$ (.14)	$ .06	$ (.18)
Income (loss) per common share - diluted:					
Continuing operations	.00	(.09)	(.14)	(.02)	(.25)
Discontinued operations	.00	.00	.00	.08	.07
	$ .00	$ (.09)	$ (.14)	$ .06	$ (.18)

(a) Income (loss) per share calculations for each quarter are based on the applicable weighted-average shares outstanding for each period and may not necessarily be equal to the full year income (loss) per share amount.

SELECTED QUARTERLY FINANCIAL DATA *(Unaudited) (Concluded)*

	First	Second	Third	Fourth	Year
(In thousands, except per share amounts) (a)					
2000					
Net sales	$ 723,139	$ 708,518	$ 733,495	$ 1,111,936	$ 3,277,088
Gross profit	303,693	298,510	312,574	470,966	1,385,743
Income from continuing operations	14,324	9,277	6,570	68,153	98,324
Net income (loss)	(13,177)	(62,679)	(400,018)	95,222	(380,652)
Income (loss) per common share - basic:					
Continuing operations	.13	.08	.06	.61	.88
Discontinued operations	(.25)	(.64)	(3.65)	.24	(4.30)
	$ (.12)	$ (.56)	$ (3.59)	$ .85	$ (3.42)
Income (loss) per common share - diluted:					
Continuing operations	.13	.08	.06	.61	.87
Discontinued operations	(.25)	(.64)	(3.61)	.24	(4.26)
	$ (.12)	$ (.56)	$ (3.55)	$ .85	$ (3.39)

(a) Income (loss) per share calculations for each quarter are based on the applicable weighted-average shares outstanding for each period and may not necessarily be equal to the full year income (loss) per share amount.

Directors and Executives

BOARD OF DIRECTORS

Albert J. Bell
Vice Chairman &
Chief Administrative Officer
Big Lots, Inc.

Sheldon M. Berman
Chairman
Macaroons, Inc.
Xtreem Creative, Inc.

W. Eric Carlborg
Managing Director
Merrill Lynch

Michael L. Glazer
Chief Executive Officer
KB Toys

David T. Kollat
President
22, Inc.

Brenda J. Lauderback
former Group President
Nine West Group, Inc.

Michael J. Potter
Chairman, Chief
Executive Officer &
President
Big Lots, Inc.

Dennis B. Tishkoff
Chairman &
Chief Executive Officer
Drew Shoe Corporation

William A. Wickham
Chairman &
Chief Executive Officer
SBC Advertising

COMPANY EXECUTIVES

Chairman, Chief Executive Officer & President

Michael J. Potter

Vice Chairman & Chief Administrative Officer

Albert J. Bell

Executive Vice Presidents

Kent Larsson
Marketing

Donald A. Mierzwa
Store Operations

Brad A. Waite
Human Resources &
Loss Prevention

Senior Vice Presidents

Lisa M. Bachmann
Merchandise Planning &
Allocation

M. Steven Bromet
Information Systems

John J. Johnson
General Merchandise Manager

Jeffrey G. Naylor
Chief Financial Officer

Norman J. Rankin
General Merchandise Manager

Harold A. Wilson
Distribution & Transportation
Services

John M. Zavada
Chief Information Officer

Vice Presidents

Timothy C. Anderson
Store Control

Armen Bahadurian
Wholesale Merchandise Manager

Loyd R. Barron
Store Operations

Kristene Burleigh
Merchandise Manager

Linda D. Canada
Allocation

Robert K. Carter
Merchandise Planning &
Analysis

William Coney
Store Operations

Joe R. Cooper
Treasurer

Patrick W. Curry
Sales Promotion

Lyle E. Davis
Merchandise Manager

Penny L. Davis
Associate Relations &
Development

Kevin R. Day
Market Research & Site Selection

Anita C. Elliott
Controller

Roger D. Erwin
Store Operations

Charles C. Freidenberg
Divisional Merchandise Manager

Mollie M. Hall
Store Operations

Charles W. Haubiel II
General Counsel &
Corporate Secretary

Charles H. Howze
Store Operations

Gary E. Huber
Furniture Operations

Kathleen R. Hupper
Real Estate Administration

Timothy D. Kolp
Real Estate

Steven B. Marcus
Wholesale

Richard J. Marsan, Jr.
Merchandise Presentation

Todd A. Noethen
Distribution Support Services

Steven B. Page
Store Operations

Judith A. Panoff
Divisional Merchandise Manager

Jo L. Roney
Human Resources Services

Michael A. Schlonsky
Risk Management &
Administrative Services

Vicki R. Velt
Information Systems
Development

Richard P. Wadley
Store Operations

L. Michael Watts
Tax

Kevin R. Wolfe
Loss Prevention

Marion A. Zingaro
Transportation Services

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Tuesday, May 20, 2003, at the Big Lots, Inc., corporate offices, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to return the proxy which accompanies this report to ensure that your shares will be represented. In accordance with the accompanying proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.

COMPANY INFORMATION

TRANSFER AGENT & REGISTRAR

National City Bank
1900 East Ninth Street
Cleveland, Ohio 44114

INVESTMENT INQUIRIES

Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6622

INDEPENDENT AUDITORS

Deloitte & Touche LLP
1700 Courthouse Plaza NE
Dayton, Ohio 45402-1788

NYSE TRADING SYMBOL

BLI
LISTED NYSE

COMMUNICATIONS

Public Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6820

TELEPHONE

(614) 278-6800

WEB SITE

www.biglots.com

EMAIL

talk2us@biglots.com

The secret's out!
Are you in on it?


BIG
LOTS


BIG
LOTS

Big Lots, Inc. ◦ 300 Phillipi Road ◦ Columbus, Ohio 43228